UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

LINCOLN NATIONAL CORPORATION

(Name of Subject Company (Issuer))

LINCOLN NATIONAL CORPORATION, as Issuer

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Depositary Shares, each representing a 1/25th interest in a share of 9.250% Fixed Rate Reset Non-Cumulative Preferred Stock, Series C	534187BR9
Depositary Shares, each representing a 1/1,000th interest in a share of 9.000% Non-Cumulative Preferred Stock, Series D	534187885

Nancy A. Smith

Senior Vice President and Secretary

Lincoln National Corporation

150 N. Radnor-Chester Road

Radnor, PA 19087

(484) 583-1400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Nicholas G. Demmo Kathryn Gettles-Atwa Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Lincoln National Corporation, an Indiana corporation (the “Company”), with the Securities and Exchange Commission on August 10, 2026 (as amended and supplemented, the “Schedule TO”). The Schedule TO relates to two concurrent but separate offers (the “Offers”) by the Company to purchase for cash up to $500,000,000 in aggregate Liquidation Preference of its outstanding depositary shares, representing fractional interests in certain series of its preferred stock, as listed on the cover hereof, subject to the priority terms described in the Offer to Purchase (as defined below). The Offers by the Company were made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2026 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them in the Offer to Purchase.

The purpose of this Amendment is to amend and supplement the Schedule TO to provide the final results of the Offers. Only those items amended or supplemented are reported in this Amendment. Except as amended or supplemented as specifically set forth below, the information contained in the Schedule TO, the Offer to Purchase and the Letter of Transmittal, and the other exhibits previously filed with the Schedule TO, remain unchanged and this Amendment does not modify any of the information previously reported in the Schedule TO, the Offer to Purchase or the Letter of Transmittal. You should read this Amendment together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

On September 9, 2026, the Company issued a press release announcing the expiration and results of the Offers, each of which expired at 5:00 p.m., New York City time, on Tuesday, September 8, 2026. A copy of the press release is filed herewith as Exhibit (a)(5)(ii) and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(ii)	Press Release, dated September 9, 2026*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2026	LINCOLN NATIONAL CORPORATION

	By:	/s/ Adam M. Cohen
Name: Adam M. Cohen
Title: Senior Vice President, Interim Chief Financial Officer, Chief Accounting Officer and Treasurer